ANJ 3/14/2002

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02019905

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40906

RECEIVED MAR 04 2002 143 PROCESSING SECTION

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Howard Feigenbaum
DBA: Sharemaster

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4311 Baronsgate Road
(No. and Street)

Westlake Village	CA	91361
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Howard Feigenbaum — (818) 597-9210
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Nathanson, Mark Howard
(Name — *if individual, state last, first, middle name*)

21241 Ventura Blvd., Ste. 177	Woodland Hills,	CA	91364
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
P MAR 22 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Howard Feigenbaum, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sharemaster, as of December 31, ~~19~~2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

2/21/2002 Howard Feigenbaum
Signature

Sole Proprietor
Title

Joseph Mina
Notary Public

JOSEPH MINA
Commission # 1314380
Notary Public - California
Los Angeles County
My Comm. Expires Aug 19, 2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SHAREMASTER

FINANCIAL STATEMENTS

DECEMBER 31, 2001

CONTENTS

MARK H. NATHANSON
CERTIFIED PUBLIC ACCOUNTANT
21241 VENTURA BOULEVARD, SUITE 177
WOODLAND HILLS, CALIFORNIA 91364

E-MAIL
markncpa@earthlink.net

(818) 716-7248
FAX (818) 716-0951

Howard Feigenbaum
Sharemaster

<u>Independent Auditor's Report</u>

I have audited the accompanying balance sheet of Sharemaster as of December 31, 2001, and the related statements of income, ownership equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sharemaster as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Mark Nathanson
Certified Public Accountant

February 4, 2002

SHAREMASTER
BALANCE SHEET
DECEMBER 31, 2001

ASSETS

Cash	$59,839
Accounts receivable	1,970
TOTAL ASSETS	$61,809

LIABILITIES AND OWNERSHIP EQUITY

LIABILITIES	
Accrued expenses	$ 939
OWNERSHIP EQUITY	
Capital	60,870
TOTAL LIABILITIES AND OWNERSHIP EQUITY	$61,809

See accountant's audit report
and notes to financial statements

SHAREMASTER
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2001

	AMOUNT	%
SALES	$30,866	100.0
EXPENSES		
Accounting	525	1.7
Advertising	497	1.6
Auto	222	.7
Bank Charges	32	.1
Commissions	11,477	37.2
Dues	1,724	5.6
Insurance	638	2.1
License	124	.4
Office	386	1.2
Postage	1,194	3.9
Telephone	3,557	11.5
TOTAL EXPENSES	20,376	66.0
TOTAL INCOME BEFORE INTEREST INCOME	10,490	34.0
INTEREST INCOME	21	.1
NET INCOME	$10,511	34.1

See accountant's audit report
and notes to financial statements

SHAREMASTER
STATEMENT OF OWNERSHIP EQUITY
YEAR ENDED DECEMBER 31, 2001

CAPITAL, beginning of year	$29,319
CAPITAL CONTRIBUTED	41,140
NET INCOME	10,511
WITHDRAWLS	<20,100>
CAPITAL, end of year	$60,870
	=======

See accountant's audit report
and notes to financial statements

SHAREMASTER
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income	$10,511
Adjustment to reconcile net income to net cash provided by operating activities:	
Decrease in accounts receivable	215
Increase in accrued expenses	36
Net cash provided by operating activities	251
CASH FLOWS FROM INVESTING ACTIVITIES:	
Increase in capital contributed	41,140
Increase on owner's draw	<20,100>
Net cash provided by investing activites	21,040
NET INCREASE IN CASH	31,802
CASH, at beginning of year	28,037
CASH, at end of year	$59,839

See accountant's audit report
and notes to financial statements

SHAREMASTER
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS
YEAR ENDED DECEMBER 31, 2001

There was no Subordinations.

SHAREMASTER
COMPUTATION OF NET CAPITAL
DECEMBER 31, 2001

Total Assets	$61,809
Less: Liabilities	939
NET CAPITAL	$60,870

SHAREMASTER
REPORT ON INTERNAL CONTROL
YEAR ENDED DECEMBER 31, 2001

I made a study of the practices and procedures followed by the Proprietorship including tests of such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3.

Because the Proprietorship is a limited broker dealer and engages in mutual funds and various variable insurance annuity products by application only, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Proprietorship is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Proprietorship has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, that I consider to be material weaknesses as defined above.

SHAREMASTER
RECONCILIATION PURSUANT TO RULE 17a-5(d)(4)
DECEMBER 31, 2001

SHAREMASTER'S NET CAPITAL COMPUTATION	$60,870
ACCOUNTANT'S NET CAPITAL COMPUTATION	60,870
DIFFERENCE	$ -

SHAREMASTER
COMPUTATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15C3-3
DECEMBER 31, 2001

Sharemaster is in compliance with special provision of rule 15c3-3, and is exempt from K-2A.

SHAREMASTER
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2001

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Nature of Business - The company is a broker-dealer, and receives commissions in the sale of Mutual funds. The company is located in Westlake Village, California, and serves primarily, customers in the Los Angeles area.